Exhibit 99.1

SINOVAC Issues Statement Regarding Privy Council Judgment

BEIJING – Sinovac Biotech Ltd. (NASDAQ:SVA) ("SINOVAC" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that the Judicial Committee of the Privy Council in London, England, has ruled that the slate of nominees proposed by a group of shareholders at the 2018 Annual General Meeting was the rightfully elected Board of SINOVAC. The Privy Council also ruled that the Company’s Rights Agreement is invalid. The ruling will take effect after entry of a court order expected within a week.

SINOVAC’s outgoing Board members are committed to ensuring a smooth transition with the new Board members and to preserving SINOVAC’s significant value for the benefit of all shareholders.

Since the 2018 Annual General Meeting, the Company has a strong track-record of creating tremendous value for all shareholders, having implemented several innovative, life-saving, and value-creating initiatives, including SINOVAC’s leading role in combating the global COVID-19 pandemic delivering 2.9 billion doses or 22% of total global vaccination in the pandemic period.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9779

Email: ir@sinovac.com